Exhibit 99.1

P S Y E N C E B I O M E D I C A L LT D . · N A S D A Q : P B M

Psyence BioMed Partners with DEA-Registered Benuvia Operations to Establish U.S. Manufacture of Pharmaceutical-Grade Ibogaine

Partnership intended to establish a Texas-based manufacturing pathway for pharmaceutical-grade ibogaine as TIRC advances its planned U.S. development program

HIGHLIGHTS

●	Texas Ibogaine Research Corporation (“TIRC”), the wholly-owned Texas subsidiary of Psyence BioMed, enters manufacturing partnership with Benuvia Operations, LLC for the planned U.S. manufacture of pharmaceutical-grade ibogaine active pharmaceutical ingredient (“API”)

●	Benuvia operates an 83,000-square-foot, DEA-registered controlled-substance manufacturing facility in Round Rock, Texas, with capabilities spanning development through commercial-scale production

●	Partnership is intended to connect TIRC’s planned exclusive U.S. access to PsyLabs’ pharmaceutical-grade ibogaine under TIRC’s previously announced binding term sheet with PsyLabs, with U.S.-based controlled-substance manufacturing capabilities

●	The partnership represents another step in Psyence BioMed’s strategy to build an integrated U.S. supply, manufacturing and regulatory development platform for ibogaine through TIRC

NEW YORK, October 5, 2026 (GLOBE NEWSWIRE) — Psyence Biomedical Ltd. (Nasdaq: PBM) (“Psyence BioMed” or the “Company”) today announced that its wholly-owned Texas subsidiary, Texas Ibogaine Research Corporation (“TIRC”), has entered into a manufacturing services agreement with Benuvia Operations, LLC (“Benuvia”) of Round Rock, Texas, establishing a manufacturing partnership for the planned U.S. manufacture of pharmaceutical-grade ibogaine active pharmaceutical ingredient (“API”) under current Good Manufacturing Practice (“cGMP”) standards.

The manufacturing partnership builds upon TIRC’s previously announced binding term sheet with Psyence Labs Ltd. (“PsyLabs”), a significant shareholder of Psyence BioMed and in which Psyence BioMed holds an ownership interest, for an exclusive U.S. license, supply and wholesale distribution arrangement covering PsyLabs’ pharmaceutical-grade ibogaine. The term sheet is to be superseded by a definitive agreement, which the parties have agreed to conclude on or before November 30, 2026. PsyLabs’ material is supported by a regulatory-readiness package that includes GMP-compliant production, an Investigator’s Brochure and certificates of analysis.

Benuvia operates an approximately 83,000-square-foot pharmaceutical manufacturing facility in Round Rock, Texas, registered with the U.S. Drug Enforcement Administration (“DEA”), with capabilities spanning controlled-substance API development and manufacturing, analytical development, stability programs and regulatory support. According to Benuvia, it currently holds approximately half of the U.S. aggregate production quota for ibogaine, providing an established foundation for potential domestic production. Applications for the import permit and procurement quota required for the planned production are being advanced with the DEA by Benuvia. Because Benuvia’s commercial-scale manufacturing infrastructure is already in place, the Company believes that the timing and scale of any U.S. ibogaine production will be governed primarily by applicable DEA quotas, controlled-substance import requirements and other regulatory authorizations.

P S Y E N C E B I O M E D I C A L LT D . · N A S D A Q : P B M

“Benuvia brings a DEA-registered U.S. facility with the quota, systems and track record required to manufacture controlled substances to pharmaceutical standards,” said Jody Aufrichtig, Chief Executive Officer of Psyence BioMed and TIRC. “Combined with our planned licensed supply, we believe this has the potential to create an end-to-end pathway from pharmaceutical-grade source material through U.S.-based manufacturing.”

“Benuvia brings more than 10 years of experience in the development and commercial manufacturing of DEA Schedule I–V controlled substances to rigorous pharmaceutical standards,” said Terry Novak, Chief Executive Officer of Benuvia. “Our Round Rock facility was purpose-built for controlled-substance manufacturing and provides the infrastructure, regulatory capabilities, and commercial-scale capacity required for complex programs like ibogaine. While ibogaine has been discussed for decades, pharmaceutical-grade manufacturing capacity in the United States has remained extremely limited. Through our partnership with TIRC and Psyence BioMed, we believe we have an opportunity to change that — manufacturing ibogaine in America, to exacting specifications and at the scale this program will require if and as DEA quota expands. We have the experience, the facility, and the team in place. We are ready to begin.”

“For a regulated ibogaine development program, manufacturing is inseparable from the regulatory strategy,” said Dr. John Thorne, Project Lead, TIRC. “Establishing a U.S.-based manufacturing pathway is intended to strengthen chain-of-custody controls, batch consistency and the chemistry, manufacturing and controls work required to support future regulatory submissions. We believe Benuvia’s capabilities give us an experienced U.S. manufacturing platform on which to build that work.”

Psyence BioMed views this manufacturing partnership as more than a manufacturing milestone; it is part of a broader effort to advance the clinical and regulatory work required to develop potential ibogaine-based therapies for patients facing significant unmet needs, including opioid use disorder, other substance use disorders and mental health conditions affecting veterans.

The Company believes that the combination of pharmaceutical-grade supply at source and Texas-based cGMP manufacturing would position TIRC to support regulated research and clinical programs if and when applicable quotas are expanded. If compliant U.S. production capacity is established, the Company believes it would be better positioned to support the research and clinical development programs that could ultimately underpin future regulatory approvals and patient access.

ABOUT PSYENCE BIOMED

Psyence Biomedical Ltd. (Nasdaq: PBM) is a Nasdaq-listed company with its wholly-owned subsidiary, Texas Ibogaine Research Corporation, headquartered in Texas. It is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in neuroplastogen-based therapeutics and the manufacture of pharmaceutical-grade drug candidates. It is the first life sciences biotechnology company focused on developing nature-derived, non-synthetic psilocybin and ibogaine-based neuroplastogen medicine to be listed on Nasdaq. The Company is dedicated to addressing unmet mental health needs and is committed to an evidence-based approach to developing safe, effective and FDA-approved nature-derived neuroplastogen treatments across a range of mental health disorders.

ABOUT PSYLABS

PsyLabs is a neuroplastogen active pharmaceutical ingredient development company, federally licensed in its operating jurisdiction to cultivate, extract and export psilocybin mushrooms and other neuroplastogen compounds, including psilocybin, psilocin, mescaline, ibogaine and dimethyltryptamine, to lawful medical and research markets. PsyLabs operates from an ISO 22000 and GMP-compliant facility, with a focus on natural compound purification, regulatory support and global distribution. www.psylabs.life

CONTACTS

Psyence Biomedical Ltd. ir@psyencebiomed.com   media@psyencebiomed.com   info@psyencebiomed.com   +1 416-477-1708

Investor contact: Michael Kydd, Investor Relations Advisor — michael@psyencebiomed.com

P S Y E N C E B I O M E D I C A L LT D . · N A S D A Q : P B M

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. These include statements regarding the manufacturing partnership with Benuvia and its intended scope, benefits and timing; the planned U.S. manufacture of pharmaceutical-grade ibogaine API; the timing and outcome of import permit, procurement quota and other DEA applications and authorizations; the ability to manufacture material to specification and on schedule; the potential for future increases in DEA quotas; the conclusion of a definitive agreement with PsyLabs in accordance with the previously announced binding term sheet and the rights to be granted to TIRC under it; the Company’s strategy to build an integrated U.S. supply, manufacturing and regulatory development platform for ibogaine through TIRC; the planned U.S. development program and any future clinical, regulatory or commercial activities; and the Company’s ability to support regulated research and clinical programs. Forward-looking statements may be identified by words such as “will,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates” and similar expressions.

These statements are based on assumptions regarding government policy, continued interest in regulated neuroplastogen research, the availability of lawful development pathways, and the Company’s ability to maintain licenses, permits, supply arrangements and third-party relationships. These assumptions may prove incorrect. Risks and uncertainties that could cause actual results to differ materially include that import permit, quota, registration or other regulatory approvals are delayed, limited or refused; that the arrangements with Benuvia are terminated, are not performed or do not proceed as intended; reliance on a single manufacturing partner and the consequences of any interruption; manufacturing, analytical or supply-chain failures; that a definitive agreement with PsyLabs is not concluded by November 30, 2026, or at all, or is concluded on terms that differ from the term sheet; dependence on PsyLabs, a related party, as exclusive licensor and supplier; changes in law, regulation or enforcement priorities in the United States or elsewhere; the continuing status of ibogaine as a controlled substance; clinical, regulatory and approval risks; financing risk; and the Company’s ability to maintain compliance with Nasdaq continued listing standards. This list is not exhaustive. These risks should be considered together with the risk factors described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and in the Company’s other filings with the U.S. Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Readers should not place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update such statements.

The Company makes no medical, treatment or health benefit claims regarding its proposed products. The U.S. Food and Drug Administration, Health Canada and other regulatory authorities have not approved ibogaine or the Company’s other neuroplastogen compounds for therapeutic use, and their safety and efficacy have not been established through authorized clinical research. Rigorous scientific research and clinical trials are required. Information in this communication regarding Benuvia, including its facility, capabilities, DEA registration and quota allocations, has been provided by Benuvia and has not been independently verified by the Company. Any references to ibogaine stock, inventory or doses are the Company’s best estimates only. References to GMP-compliant mean production in a facility designed, operated and controlled in accordance with applicable Good Manufacturing Practice standards, and do not themselves constitute a representation of formal certification or approval by any regulatory authority unless expressly stated. References to a planned clinical trial describe an activity under evaluation only; no trial has been commenced, and no regulatory application in respect of it has been filed or accepted.

This communication is not an offer to sell or a solicitation of an offer to buy any securities.

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